UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Serena Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

817492101

(CUSIP Number)

Alan K. Austin

Silver Lake Partners

2725 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817492101	SCHEDULE 13D	Page 2 of 16

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Silver Lake Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*:

OO, BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

66,100,000**
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

66,100,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,100,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

66.7%**
14.	TYPE OF REPORTING PERSON*

PN

*	See Instructions Before Filling Out!
**	See Item 5 below

CUSIP No. 817492101	SCHEDULE 13D	Page 3 of 16

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Silver Lake Technology Investors II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*:

OO, BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

66,100,000**
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

66,100,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,100,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

66.7%**
14.	TYPE OF REPORTING PERSON*

PN

*	See Instructions Before Filling Out!
**	See Item 5 below

CUSIP No. 817492101	SCHEDULE 13D	Page 4 of 16

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Serena Co-Invest Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*:

OO, BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

-0-
8. SHARED VOTING POWER

66,100,000**
9. SOLE DISPOSITIVE POWER

-0-
10. SHARED DISPOSITIVE POWER

66,100,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,100,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

66.7%**
14.	TYPE OF REPORTING PERSON*

PN

*	See Instructions Before Filling Out!
**	See Item 5 below

CUSIP No. 817492101	SCHEDULE 13D	Page 5 of 16

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Serena Software, Inc., a Delaware corporation (the “Issuer”), on November 21, 2005 (as amended, the “Schedule 13D”) by Silver Lake Partners II, L.P., a Delaware limited partnership (“SLP II”), Silver Lake Technology Investors II, L.P., a Delaware limited partnership formerly known as Silver Lake Technology Investors II, L.L.C., a Delaware limited liability company (“SLTI II”), and Spyglass Merger Corp., a Delaware corporation (“Merger Sub”).

Items 2, 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 2 Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

This Schedule 13D is filed jointly on behalf of Silver Lake Partners II, L.P. (“SLP II”), Silver Lake Technology Investors II, L.P. (“SLTI II”) and Serena Co-Invest Partners, L.P. (“SCIP,” and together with the SLP II and SLTI II, the “SLP Entities” or the “Reporting Persons”).

SLP II is a Delaware limited partnership whose principal business is investing in companies in technology and related growth industries. SLTI II is a Delaware limited partnership whose principal business is co-investing with SLP II. SCIP is a Delaware limited partnership whose principal business is co-investing with SLP II. The principal office of each of SLP II, SLTI II and SCIP is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Silver Lake Technology Associates II, L.L.C. (“SLTA II”) is the general partner of each of SLP II, SLTI II and SCIP. SLTA II is a Delaware limited liability company whose principal business is serving as the sole general partner of SLP II and certain of its related investment vehicles. The principal office of SLTA II is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

The managing members of SLTA II are Alan K. Austin, James A. Davidson, Glenn H. Hutchins, John R. Joyce and David J. Roux (collectively, the “Managing Members”). Each of the Managing Members is a United States citizen. The present principal occupation of each of the Managing Members is serving as a managing member of SLTA II and affiliated entities. The principal office of each of the Managing Members is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Merger Sub is a Delaware corporation formed by SLP II. The principal business of Merger Sub is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 3 below). The sole director of Merger Sub is David J. Roux. The President of Merger Sub is Hollie Moore, who is a United States citizen and whose principal occupation or employment is as a Director of Silver Lake Partners. The Vice President, Treasurer and Assistant Secretary of Merger Sub is Todd Morgenfeld, who is a United States citizen and whose principal occupation or employment is as a Principal of Silver Lake Partners. The Vice President, Secretary and Assistant Treasurer of Merger Sub is Alan K. Austin. The principal business office address of Messrs. Roux, Austin and Morgenfeld, Ms. Moore and Merger Sub is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

CUSIP No. 817492101	SCHEDULE 13D	Page 6 of 16

The information as set forth below related to Douglas D. Troxel, the Chief Technology Officer and Chairman of the Board of Directors of the Issuer (the “Founder”), the Douglas D. Troxel Living Trust (the “DT Trust”) and Change Happens Foundation have been provided to the Reporting Persons by the Founder.

(a)	Douglas D. Troxel

(b)	3755 Campus Drive, 3rd Floor
San Mateo, CA 94403-2538

(c)	Chief Technology Officer
SERENA Software, Inc.
3755 Campus Drive, 3rd Floor
San Mateo, CA 94403-2538

(d)-(e)	None

(f)	United States.

The DT Trust is a trust organized under the laws of California, with the Founder serving as trustee of the DT Trust, and Change Happens Foundation is a trust organized under the laws of California, with the Founder serving as a trustee of the Change Happens Foundation.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 3:

Pursuant to Participation Letter Agreements, dated as of March 7, 2006, with Spyglass Merger Corp. (the “Participation Letter Agreement”) (a form of which is attached hereto as Exhibit 13), each of Mark E. Woodward, the Chief Executive Office and a member of the Board of Directors of the Issuer, Robert I. Pender, Jr., the Chief Financial Officer and a member of the Board of Directors of the Issuer, Carl Theobald, the Senior Vice President, Research and Development, of the Issuer, and Matthew DiMaria, the Vice President, Marketing, of the Issuer, and certain other members of the Issuer’s management agreed to retain certain of their options to acquire the common stock, par value $0.01 per share (“Surviving Corporation Common Stock”), of the Surviving Corporation following the completion of the Merger.

CUSIP No. 817492101	SCHEDULE 13D	Page 7 of 16

Pursuant to a Restricted Share Contribution Agreement, dated as of March 7, 2006, between Merger Sub and Mark E. Woodward (the “Woodward Contribution Agreement”) (Exhibit 14 hereto) and a Restricted Share Contribution Agreement, dated March as of 7, 2006, between Merger Sub and Robert I. Pender, Jr. (the “Pender Contribution Agreement”) (Exhibit 15 hereto), Messrs. Woodward and Pender contributed 126,000 shares and 64,000 shares of Common Stock, respectively, to Merger Sub in exchange for 604,800 shares and 307,200 shares, respectively, of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”). In connection with the completion of the Merger, each share of Common Stock contributed by Messrs. Woodward and Pender was cancelled and ceased to exist at the effective time of the Merger and no payment was made or consideration delivered in respect thereof and each share of outstanding Merger Sub Common Stock was converted into one share of Surviving Corporation Common Stock.

SLP II, SLTI II and the other parties to the Contribution and Voting Agreement entered into an Amended and Restated Contribution and Voting Agreement, dated as of March 9, 2006 (the “Amended and Restated Contribution and Voting Agreement”) (Exhibit 16 hereto), with SCIP, Change Happens Foundation, a non-profit public benefit corporation organized under the laws of California, and Integral Capital Partners VII, L.P., a Delaware limited partnership (“ICP”). Pursuant to the Amended and Restated Contribution and Voting Agreement, on March 10, 2006, the DT Trust and Change Happens Foundation contributed 7,318,483 shares of Common Stock and 200,000 shares of Common Stock, respectively (the “Contributed Common Stock”), to Merger Sub immediately prior to the closing of the Merger in exchange for 30,005,780 shares and 820,000 shares, respectively, of Merger Sub Common Stock. In addition, simultaneously with such contributions of the Contributed Common Stock to Merger Sub, SLP II, SLTI II, SCIP and ICP made cash contributions to Merger Sub of $262,205,320, $794,680, $67,500,000 and $5,000,000, respectively, on March 10, 2006 (such amounts as adjusted, the “Contributed Amounts”), in exchange for a number of shares of Merger Sub Common Stock equal to, in each case, the quotient of such cash contribution divided by $5. Also in consideration of such contribution by SLP II, Spyglass issued one share of Series A Preferred Stock, par value $0.01 per share (the “Merger Sub Series A Preferred Stock”) to SLP II. In connection with the completion of the Merger, each share of Contributed Common Stock was cancelled and ceased to exist at the effective time of the Merger and no payment was made or consideration delivered in respect thereof, each share of outstanding Merger Sub Common Stock was converted into one share of Surviving Corporation Common Stock and the outstanding share of Merger Sub Series A Preferred Stock was converted into one share of Series A Preferred Stock of the Surviving Corporation.

Merger Sub entered into a Purchase Agreement, dated as of March 7, 2006 (the “Purchase Agreement”) (attached hereto as Exhibit 17) with Merrill Lynch, Pierce, Fenner & Smith Incorporated. (“Merrill Lynch”) and the other parties thereto (together with Merrill Lynch in such capacity, the “Initial Purchasers”), pursuant to which Merger Sub agreed to issue and sell, and the Initial Purchasers agreed to purchase, upon the terms and subject to the conditions set forth therein, $200,000,000 aggregate principal amount of 10 3/8% Senior Subordinated Notes due 2016 (the “Senior Subordinated Notes”) of Merger Sub. The completion of the issuance and sale of the Senior Subordinated Notes occurred immediately prior to the completion of the Merger on March 10, 2006. Also on March 10, 2006, each of Merger Sub and the Issuer entered into a Registration Rights Agreement with the Initial Purchasers (the “Registration

CUSIP No. 817492101	SCHEDULE 13D	Page 8 of 16

Rights Agreement”) (Exhibit 18 hereto), which sets forth certain registration rights of the Initial Purchasers with respect to the Senior Subordinated Notes, and an Indenture with the Bank of New York (the “Indenture”) (Exhibit 19 hereto), which sets forth the terms of the Senior Subordinated Notes.

In addition, as contemplated by the Debt Commitment Letter, the Issuer and Merger Sub also entered into a Credit Agreement, dated as of March 10, 2006 (the “Credit Agreement”) (Exhibit 20 hereto), with Lehman Commercial Paper Inc. and the other parties thereto (together with Lehman Commercial Paper Inc. in such capacity, the “Lenders”). On March 10, 2006, pursuant to the Credit Agreement, Spyglass borrowed $400 million pursuant to a term loan facility.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Participation Letter Agreement (Exhibit 13 hereto), the Woodward Contribution Agreement (Exhibit 14 hereto), the Pender Contribution Agreement (Exhibit 15 hereto), the Amended and Restated Contribution and Voting Agreement (Exhibit 16 hereto), the Purchase Agreement (Exhibit 17 hereto), the Registration Rights Agreement (Exhibit 18 hereto), the Indenture (Exhibit 19 hereto) and the Credit Agreement (Exhibit 20 hereto), each of which is incorporated herein by reference.

Item 4 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs immediately prior to the last paragraph of Item 4:

On March 10, 2006, the Merger was consummated. Each share of outstanding Common Stock at the effective time of the Merger, other than shares held in employee benefits trusts of the Issuer, was converted into the right to receive $24.00, without interest. As a result of the Merger, the Issuer’s shares are longer be listed on the NASDAQ National Market. The consummation of the Merger was announced in a press release dated as of March 10, 2006 (the “Press Release”) (Exhibit 21 hereto). The Reporting Persons expect the Issuer to seek to deregister the Common Stock pursuant to Section 12(g)(4) of the Exchange Act.

Immediately prior to the closing of the Merger, the SLP Entities entered to a Stockholders Agreement, dated as of March 10, 2006 (the “Stockholders Agreement”) (Exhibit 22 hereto), with Merger Sub, ICP, the DT Trust, the Founder and Change Happens Foundation. As described in greater detail in Item 6 of this Schedule 13D, the Stockholders Agreement contains provisions with respect to the composition of the board of directors of the Surviving Corporation, the voting of shares of common stock of the Surviving Corporation, consent rights with respect to certain actions by the Surviving Corporation, indemnification rights of the stockholders of the Surviving Corporation that are parties to the Stockholders Agreement, certain transfer restrictions and registration rights with respect to shares of common stock of the Surviving Corporation.

Immediately after the closing of the Merger, the board of directors of the Surviving Corporation consisted of the following individuals: Mark E. Woodward, Douglas D. Troxel, David J. Roux, John R. Joyce and Hollie J. Moore. Pursuant to the Stockholders

CUSIP No. 817492101	SCHEDULE 13D	Page 9 of 16

Agreement, Mr. Troxel is a designee of DT Trust to the board of directors of the Surviving Corporation and Messrs. Roux and Joyce and Ms. Moore are designees of the SLP Entities to the board of directors of the Surviving Corporation. The SLP Entities expect that the Board may be increased in the future, including up to one additional director designated by DT Trust and such other number of additional directors that may be designated by the SLP Entities in their discretion. Under the Stockholders Agreement, the SLP Entities and DT Trust are entitled to change any such designations made by them at any time. Although it is not the present intention of the SLP Entities to do so, as a result of the right of the SLP Entities to designate a majority of the members of the board of directors of the Surviving Corporation and as a result of the right of SLP II to designate one member of the Surviving Corporation’s board of directors that has voting rights greater than the combined voting rights of the other members of the Surviving Corporation’s board of directors, the SLP Entities may discuss ideas that, if effected, may result in changes to the management of the Issuer.

Also pursuant to the Stockholders Agreement, among other things, subject to limited exceptions, each of DT Trust and Change Happens Foundation has agreed to vote each of the shares of Surviving Corporation Common Stock that it beneficially owns on matters to be decided by the stockholders of the Issuer in the same manner as the SLP Entities vote the shares of Surviving Corporation Common Stock that they beneficially own.

While it is not the current intention of the Reporting Persons to do so and the Stockholders Agreement contains certain obligations applicable to the Reporting Persons if they choose to do so, the Reporting Persons may dispose of some or all of their interest in the common stock of the Surviving Corporation held by them in privately negotiated transactions with third parties (including through an extraordinary corporate transaction, such as a merger, reorganization or liquidation), through a public offering upon exercise of the registration rights provided in the Stockholders Agreement, or otherwise, depending upon an ongoing evaluation of the investment, prevailing market conditions, liquidity requirements of the Reporting Persons and other factors and considerations. Alternatively, subject to the terms of the Stockholders Agreement, while it is not the present intention of the Reporting Parties to do so, the Reporting Persons may seek to acquire additional shares of common stock or other securities of the Surviving Corporation through privately negotiated transactions or otherwise.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Press Release (Exhibit 21 hereto) and the Stockholders Agreement (Exhibit 22 hereto), each of which is incorporated herein by reference.

Item 5 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

CUSIP No. 817492101	SCHEDULE 13D	Page 10 of 16

(a), (b) Based upon information provided by the Issuer, immediately after the completion of the Merger, there were 99,096,470 shares of Surviving Corporation Common Stock outstanding.

After taking into account the transactions described in Item 3, (i) SLP II directly owns 52,441,064 shares of Surviving Corporation Common Stock, (ii) SLTI II directly owns 158,936 shares of Surviving Corporation Common Stock and (iii) SCIP directly owns 13,500,000 shares of Surviving Corporation Common Stock. SLTA II, which is the sole general partner of each of SLP II, SLTI II and SCIP, and has voting and investment power with respect to the shares of Surviving Corporation Common Stock directly owned by SLP II, SLTI II and SCIP, and, accordingly, SLTA II may be deemed to beneficially own such shares. The investment decisions of SLTA II are made by the Managing Members. Each of the members of SLTA II (including the Managing Members) disclaims beneficial ownership of the shares of Surviving Corporation Common Stock which SLP II, SLTA II, SLTI II and SCIP may be deemed to beneficially own except to the extent of any pecuniary interest therein.

As a result of the provisions in the Stockholders Agreement described in Item 6 affecting the voting and disposition of shares of Surviving Corporation Common Stock, the Reporting Persons, together with the DT Trust, Change Happens Foundation and ICP, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Reporting Persons may be deemed to beneficially own each of the shares of Surviving Corporation Common Stock beneficially owned by the other members of such group. In such case, the Reporting Persons may be deemed to beneficially own 96,925,780 shares of Surviving Corporation Common Stock, which would represent 96.9% of the outstanding shares of Surviving Corporation Common Stock. However, the Reporting Persons disclaim the existence of such group and disclaim beneficial ownership of the shares of Surviving Corporation Common Stock beneficially owned by any of the other parties to the Stockholders Agreement.

The information set forth in response to this Item 5 is qualified in its entirety by reference to the Merger Agreement (Exhibit 1 hereto) and the Amended and Restated Contribution and Voting Agreement (Exhibit 20 hereto), each of which is incorporated herein by reference.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D other than the Founder, the DT Trust and Change Happens Foundation, has effected any transaction in Common Stock or Surviving Corporation during the past 60 days, except as disclosed herein.

The Reporting Persons have been advised by the Founder, the DT Trust and Change Happens Foundation that neither the Founder, the DT Trust nor Change Happens Foundation has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

CUSIP No. 817492101	SCHEDULE 13D	Page 11 of 16

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

As described in Item 3 hereof, Merger Sub entered into the following agreements in connection with the financing of the Merger: (a) the Participation Letter Agreements (Exhibit 13 hereto), (b) the Woodward Contribution Agreement (Exhibit 14 hereto), (c) the Pender Contribution Agreement (Exhibit 15 hereto), (d) the Amended and Restated Contribution and Voting Agreement (Exhibit 16 hereto), (e) the Purchase Agreement (Exhibit 17 hereto), (f) the Registration Rights Agreement (Exhibit 18 hereto), (g) the Indenture (Exhibit 19 hereto) and (h) the Credit Agreement (Exhibit 20 hereto). The cash proceeds received by Merger Sub with respect to these financings were used, together with the Issuer’s cash flow, to pay the Merger Consideration to the holders of Common Stock as of the effective time of the Merger, to pay either the as-converted cash amount or the principal and accrued but unpaid interest on the Convertible Notes, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer.

Prior to the Merger, Merger Sub, SLP II, SLTI II, Mark E. Woodward, Robert I. Pender, Jr., Carl Theobald, Matthew DiMaria and certain other members of the Issuer’s management entered into a Management Stockholders Agreement dated as of March 7, 2006 (the “Management Stockholders Agreement”) (Exhibit 23 hereto), which provides for certain transfer restrictions and registration rights applicable to the shares of Surviving Corporation Common Stock held by such members of the Issuer’s management.

Immediately prior to the completion of the transactions contemplated by the Woodward Contribution Agreement and the Pender Contribution Agreement, Spyglass Merger Corp. entered into a Restricted Stock Agreement, dated as of March 10, 2006, with Mark E. Woodward (“Woodward Restricted Stock Agreement”) (Exhibit 24 hereto) and a Restricted Stock Agreement, dated as of March 10, 2006, with Robert I. Pender, Jr. (“Pender Restricted Stock Agreement”) (Exhibit 25 hereto), which provided that the shares of Merger Sub Common Stock received by Messrs. Woodward and Pender are subject to certain restrictions. Upon completion of the Merger, each of such shares of Merger Sub Common Stock was converted into a share of Surviving Corporation Common Stock.

Prior to the Merger, pursuant to Share Subscription Agreements, dated as of March 7, 2006, with Spyglass Merger Corp. (the “Share Subscription Agreement”) (a form of which is attached hereto as Exhibit 26), certain members of the Issuer’s management agreed to subscribe for shares of Merger Sub Common Stock by paying cash or irrevocably assigning cash proceeds to Merger Sub that any such management member would otherwise be entitled to receive as a result of the Merger. Upon completion of the Merger, each of such shares of Merger Sub Common Stock was converted into a share of Surviving Corporation Common Stock.

Also prior to the completion of the Merger, the Reporting Persons, DT Trust, Change Happens Foundation and Merger Sub entered into the Stockholders Agreement, which provides for, among other things, the following:

•	Board of Directors. The Stockholders Agreement requires that, until the earlier of a Control Event (defined below), or an initial public offering of shares of Surviving Corporation Common Stock, the parties that beneficially own shares of Surviving Corporation Common Stock will vote those shares to elect a board of directors having a specified composition. A “Control Event” means either (1) the SLP Entities and ICP and

CUSIP No. 817492101	SCHEDULE 13D	Page 12 of 16

their respective affiliates no longer hold in the aggregate at least 20% of the outstanding Share Equivalents (as defined below) of the Surviving Corporation, or (2) the SLP Entities and ICP and their respective affiliates, in the aggregate, no longer beneficially own a number of outstanding Share Equivalents that is at least 20% more than the number of the outstanding Share Equivalents that the DT Trust and Change Happens Foundation and their respective permitted transferees, in the aggregate, beneficially own. The Stockholders Agreement defines “Share Equivalents” as shares of Surviving Corporation Common Stock and the number of shares of Surviving Corporation Common Stock issuable, without payment to us of additional consideration, upon the exercise, conversion or exchange of any other security.

Pursuant to the Stockholders Agreement, prior to any Control Event or initial public offering, the board of directors of the Surviving Corporation generally will be comprised of the following persons:

•	the Chief Executive Officer of the Surviving Corporation,

•	Douglas D. Troxel and one other member designated by the DT Trust and its permitted transferees, and

•	the remaining board members designated by the SLP Entities and their affiliates.

The right of the DT Trust to designate board members is subject to downward adjustments based on future reduction in its ownership of our common stock. The share of Series A Preferred Stock of the Surviving Corporation held by SLP II entitles SLP II to elect a director of the Surviving Corporation with the power to determine the outcome of all votes of the board of directors prior to the earlier of a Control Event and an initial public offering

After an initial public offering of Surviving Corporation Common Stock, until the earlier of a Control Event and the third anniversary of such initial public offering, the DT Trust and Change Happens Foundation and their respective permitted transferees will have the right to nominate one individual for election to the board of directors of the Surviving Corporation, provided the DT Trust and Change Happens Foundation and their respective permitted transferees beneficially own at least 10% of all outstanding Share Equivalents of the Surviving Corporation. After an initial public offering, until the earlier of a Control Event and the third anniversary of such initial public offering, the SLP Entities and their affiliates will have the right to nominate the number of individuals for election to the board of directors of the Surviving Corporation that is equal to the product of the percentage of Share Equivalents of the Surviving Corporation held by the SLP Entities and their affiliates, multiplied by the number of directors then on the board, rounded up to the nearest whole number. For so long as the DT Trust and/or the SLP Entities are entitled to nominate an individual for election to the board of directors, the Surviving Corporation is required to nominate such individual for election as a director as part of the management slate that is included in the proxy statement or consent solicitation relating to such election and provide the highest level of support for the election of such individual as it provides to any other individual standing for election as part of the Surviving Corporation’s management slate.

CUSIP No. 817492101	SCHEDULE 13D	Page 13 of 16

•	Voting and Consent Rights. Prior to a Control Event or an initial public offering of Surviving Corporation Common Stock, all parties to the Stockholders Agreement other than the Silver Lake Entities and their affiliates that hold shares of Surviving Corporation Common Stock must vote their shares in the same manner as the SLP Entities and their affiliates vote their shares of Surviving Corporation Common Stock. However, the consent of ICP and a director designated by the DT Trust would be required with respect to either of the following prior to a Control Event or initial public offering, unless ICP and the DT Trust and Change Happens Foundation and their respective permitted transferees no longer beneficially own at least 10% of all outstanding Share Equivalents: (1) specified types of transactions between the SLP Entities or their affiliates, on the one hand, and the Surviving Corporation or any of its subsidiaries, on the other hand, and (2) amendments to the certificate of incorporation or bylaws of the Surviving Corporation that adversely affect ICP or the DT Trust and Change Happens Foundation and their respective permitted transferees relative to the SLP Entities and their affiliates.

•	Indemnification. The Surviving Corporation will be required to indemnify and hold harmless each of the stockholders that is party to the Stockholders Agreement, together with its partners, stockholders, members, affiliates, directors, officers, fiduciaries, controlling persons, employees and agents from any losses arising out of either of the following, subject to limited exceptions:

•	the stockholder’s or its affiliate’s ownership of securities of the Surviving Corporation or its ability to control or influence the Surviving Corporation, and

•	the business, operations, properties, assets or other rights or liabilities of the Surviving Corporation or any of its subsidiaries.

•	Freedom to Pursue Opportunities. Subject to limited exceptions, neither the stockholders that are party to the Stockholders Agreement nor the Surviving Corporation directors or board observers that they designate or nominate will be required to communicate any present or future corporate opportunities with respect to which such stockholder, director or observer may become aware to the Surviving Corporation and will not be liable to the Surviving Corporation or any of its affiliates or stockholders for breach of any contractual or other duty by reason of such stockholder, director or observer pursuing such opportunity for itself or directing such opportunity to another person.

•	Participation Rights. Subject to specified exceptions, until an initial public offering, the Surviving Corporation may not issue equity securities without permitting each stockholder party to the Stockholders Agreement to purchase a pro rata share of the securities being issued.

•	Transfer Provisions and Registration Rights. The Stockholders Agreement also contains (1) transfer restrictions applicable to the Share Equivalents held by ICP, the Troxel Trust and Change Happens Foundation and their permitted transferees, (2) tag-along rights in

CUSIP No. 817492101	SCHEDULE 13D	Page 14 of 16

favor of ICP, the Troxel Trust and Change Happens Foundation and their permitted transferees, (3) drag-along rights in favor of the SLP Entities, (4) a right of first offer applicable to certain transfers by the DT Trust and Change Happens Foundation and their respective permitted transferees and (5) certain registration rights (including customary indemnification) and Rule 144 sale provisions applicable to the SLP Entities and their affiliates and ICP, DT Trust and Change Happens Foundation and their respective permitted transferees.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Woodward Contribution Agreement (Exhibit 14 hereto), the Pender Contribution Agreement (Exhibit 15 hereto), the Amended and Restated Contribution and Voting Agreement (Exhibit 16 hereto), the Purchase Agreement (Exhibit 17 hereto), the Registration Rights Agreement (Exhibit 18 hereto), the Indenture (Exhibit 18 hereto), the Credit Agreement (Exhibit 20 hereto), the Stockholders Agreement (Exhibit 22 hereto), the Management Stockholders Agreement (Exhibit 23 hereto), the Woodward Restricted Stock Agreement (Exhibit 24 hereto), the Pender Restricted Stock Agreement (Exhibit 25 hereto) and the Share Subscription Agreement (Exhibit 26 hereto), each of which is incorporated herein by reference.

Item 7 Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

13.	Form of Participation Letter Agreement, dated March 7, 2006, by and between Spyglass Merger Corp., a Delaware corporation, and the individuals named on the signature page thereto.

14.	Restricted Share Contribution Agreement, dated March 7, 2006, between Spyglass Merger Corp., a Delaware corporation, and Mark E. Woodward.

15.	Restricted Share Contribution Agreement, dated March 7, 2006, between Spyglass Merger Corp., a Delaware corporation, and Robert I. Pender, Jr.

16.	Amended and Restated Contribution and Voting Agreement, dated March 9, 2006, among (i) (A) Silver Lake Partners II, L.P., a Delaware limited partnership, (B) Silver Lake Technology Investors II, L.L.C., a Delaware limited liability, (C) Serena Co-Invest Partners, L.P., a Delaware limited partnership and (D) Integral Capital Partners VII, L.P., a Delaware limited partnership, (ii) (A) Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, (B) Change Happens Foundation, and (C) Douglas D. Troxel, an individual, and (iii) Spyglass Merger Corp., a Delaware corporation.

17.	Purchase Agreement, dated as of March 7, 2005, between Merger Sub and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the other initial purchasers named therein.

CUSIP No. 817492101	SCHEDULE 13D	Page 15 of 16

18.	Registration Rights Agreement, dated as of March 10, 2006, between Merger Sub and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the other initial purchasers named therein.

19.	Indenture, dated March 10, 2006, among Spyglass Merger Corp., Serena Software, Inc. and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit (b)(2) to Amendment No. 3 of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena Software, Inc. with the Securities and Exchange Commission on March 15, 2006).

20.	Credit Agreement, dated as of March 10, 2006, among Spyglass Merger Corp. (to be merged with and into Serena Software, Inc.) as Borrower, and the Several Lenders from time to time parties thereto, Lehman Commercial Paper Inc., as Administrative Agent and as Collateral Agent, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Lead Arrangers and Joint Lead Bookrunners, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent and UBS Securities LLC, as Documentation Agent (incorporated herein by reference to Exhibit (b)(3) to Amendment No. 3 of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena Software, Inc. with the Securities and Exchange Commission on March 15, 2006).

21.	Press Release, dated March 10, 2006 (incorporated herein by reference to Exhibit (a)(6) to Amendment No. 3 of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena Software, Inc. with the Securities and Exchange Commission on March 15, 2006).

22.	Stockholders Agreement, dated March 10, 2006, by and among Spyglass Merger Corp., a Delaware corporation, and each of the following: (i) (a) Silver Lake Partners II, L.P., a Delaware limited partnership, (b) Silver Lake Technology Investors II, L.L.C., a Delaware limited liability company, (c) Serena Co-Invest Partners, L.P., a Delaware limited partnership; (ii) (a) the Troxel Living Trust, (b) Change Happens Foundation and (c) Douglas D. Troxel; (iii) Integral Capital Partners VII, L.P., a Delaware limited partnership; and (iv) any other Person (as defined therein) who becomes a party thereto pursuant to Article VII.

23.	Management Stockholders Agreement, dated March 7, 2006, by and among Spyglass Merger Corp., a Delaware corporation, Silver Lake Partners II, L.P., a Delaware limited partnership, Silver Lake Technology Investors II, L.L.C., a Delaware limited liability company, the other signatories hereto and any other Person (as defined therein) who becomes a party thereto pursuant to Article VII.

24.	Restricted Stock Agreement, dated March 10, 2006, between Spyglass Merger Corp., a Delaware corporation, and Mark E. Woodward.

25.	Restricted Stock Agreement, dated March 10, 2006, between Spyglass Merger Corp., a Delaware corporation, and Robert I. Pender, Jr.

26.	Form of Share Subscription Agreement, dated as of March 7, 2006, by and between Spyglass Merger Corp., a Delaware corporation, and the individual named on the signature pages thereto.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2006

SILVER LAKE PARTNERS II, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

	By:	/s/ Alan K. Austin
		Name:	Alan K. Austin
		Title:	Managing Director and
Chief Operating Officer

SILVER LAKE TECHNOLOGY INVESTORS II. L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

	By:	/s/ Alan K. Austin
		Name:	Alan K. Austin
		Title:	Managing Director and
Chief Operating Officer

SERENA CO-INVEST PARTNERS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

	By:	/s/ Alan K. Austin
		Name:	Alan K. Austin
		Title:	Managing Director and
Chief Operating Officer